William S. Johnson                                                                                        (630) 375-5591 Direct Telephone
Vice President and Chief Financial Officer                                                (630) 499-2638 Direct Facsimile
                         bill_johnson@cabotcmp.com

October 4, 2010

VIA OVERNIGHT MAIL AND FACSIMILE

U. S. Securities and Exchange Commission
Washington, DC  20549
Attention:  Brian Cascio, Accounting Branch Chief

Re:         Cabot Microelectronics Corporation
Form 10-K for the fiscal year September 30, 2009
Filed November 24, 2009
File No. 000-30205
Your Letter of August 31, 2010

Dear Mr. Cascio:

Cabot Microelectronics Corporation (“we”, “Company”) is in receipt of your comment letter dated August 31, 2010, providing comments on the filing referenced above.  This is our response to your comments.  For ease of reference, we have copied your comments before our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies and Estimates, page 27

Business Combinations, page 29

SEC Comment #1:

“We see that a portion of the purchase price for the acquisition of Epoch was allocated to in-process research and development. Please expand future filings to describe the nature of the acquired technology and how fair value was determined. Please also disclose the state of completion at acquisition and the extent of effort necessary to complete the in-process project(s), including costs. Disclose whether the technology was brought to fruition, and if not, disclose why not.”

Response to Comment #1:

Pursuant to Regulation S-K, Item 303, Explanations in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Item 303”) shall be limited to items that are material in nature.  We assess materiality using the qualitative and quantitative factors discussed in Topic 1, Section M, entitled “Materiality” (“Section M”), of the Staff Accounting Bulletin Series.  We did not describe the nature of in-process research and development (“IPR&D”) acquired as part of our acquisition of Epoch Materials Co., Ltd. because we determined that it was not material.  IPR&D represented 1.3% of our fiscal year 2009 operating expense and 2.1% of the purchase price of Epoch.  For any future acquisition in which the IPR&D acquired pursuant to it is material, we intend to describe the nature of the acquired technology, how fair value was determined, the state of completion at acquisition, the extent of effort necessary to complete the in-process project(s), including costs, and whether the technology was brought to fruition.

Goodwill and Intangible Assets, page 29

SEC Comment #2:

“It appears based on your disclosure that you have more than one reporting unit. In future filings please disclose your reporting units. Please also discuss how you identified the reporting units and how you allocated goodwill to those reporting units.”

Response to Comment #2:

As of September 30, 2009, we had four reporting units to which we allocated goodwill and intangible assets.  In future filings, we will disclose the number of reporting units that we have and we will discuss how the reporting units were determined and how goodwill was allocated to them.  Initially, our Company had only one reporting unit as we were created from a division of our former parent company, Cabot Corporation, and we identified associated goodwill and intangible assets under one reporting unit at that time.  Other amounts of goodwill and intangible assets have been attributed to acquired businesses at the time of acquisition through the use of independent appraisal firms.  Based upon our review of ASC 280-10-50, we are not aware of a reporting requirement to disclose the names of reporting units.

SEC Comment #3:

“We see that goodwill allocated to your QED subsidiary has been at risk for impairment. In future filings, for any reporting unit that is at risk of failing step one of the impairment test (e.g. it has a fair value that is not substantially in excess of the carrying value), please include the following disclosures:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;

- Amount of goodwill allocated to the reporting unit;

- Description of the methods and key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and,

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.”

Response to Comment #3:

Pursuant to the general guidance in SEC Interpretive Release #33-8350 and the suggested guidance in Section 9500 of the Financial Reporting Manual as published by the Division of Corporation Finance of the SEC, in future filings we will expand our disclosures related to our goodwill impairment analysis to include the items listed if the fair market value of any of our reporting units is not substantially greater than the carrying value.

Results of Operations, page 31

Year Ended September 30, 2009 Versus Year Ended September 30, 2008

Revenue, page 31

SEC Comment #4:

“We note that you attribute a portion of the decrease in revenue to a change in product mix. In future filings, when you cite a change in product mix in explaining a change in revenues, please describe the nature of the change in mix in sufficient detail to explain the underlying impact on revenues and gross margins.”

Response to Comment #4:

Pursuant to Item 303, in future filings, to the extent material, we will describe the nature of a change in our product mix that explains a change in our revenues in sufficient detail to explain favorable or unfavorable impacts on our revenues and gross margins.

Liquidity and Capital Resources, page 35

Purchase Obligations, page 38

SEC Comment #5:

“In future filings please clarify whether Cabot Corporation is a related party.”

Response to Comment #5:

We discussed our relationship with Cabot Corporation, our former parent company, in the Related Party section of our Definitive Proxy Statements for fiscal years 2000 through 2002, which we incorporated by reference into our respective Annual Reports on Form 10-K.  Our Definitive Proxy Statement filed on January 24, 2003 noted that Cabot Corporation ceased being a related party in April 2002.  In future filings, beginning with our upcoming Annual Report on Form 10-K for the fiscal year ending September 30, 2010, to the extent that Cabot Corporation is still a material supplier to whom we have purchase obligations that would need to be disclosed pursuant to Item 303, we will state that Cabot Corporation is not a related party.

Item 8. Financial Statements and Supplementary Data, page 40

Note 2. Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 50

SEC Comment #6:

“We see that you market your products through distributors in certain markets. To the extent material, in future filings please expand to describe your revenue recognition practices with respect to distributors. As necessary to explain your policies, describe the significant terms of agreements with distributors, including price protection, payment, return, exchange, and other significant matters that impact the timing of revenues.”

Response to Comment #6:

In future filings, beginning with our upcoming Annual Report on Form 10-K for the fiscal year ending September 30, 2010, to the extent material we will explain our revenue recognition practices for distributors and the significant terms of agreements with distributors that impact the timing of revenues.  We currently do not have any such arrangements with distributors that include payment terms, rights of return or rights of exchange outside the normal course of business or any other significant matters that we believe would impact the timing of revenue recognition.

SEC Comment #7:

“Please revise future filings to explain how you are notified when products held on consignment at a customer site have been consumed.”

Response to Comment #7

In future filings, beginning with our upcoming Annual Report on Form 10-K for the fiscal year ending September 30, 2010, we will disclose this information in the Summary of Significant Accounting Policies section of the Notes to Consolidated Financial Statements.  Since we have deemed the revenue earned on consignment sales material to our consolidated business, we will describe that we have consignment agreements with certain of our customers that specifically require, at a minimum, monthly consumption reports that enable us to record revenue and inventory usage in the appropriate period.

SEC Comment #8:

“We see that within your ESF business you allocate a portion of the sales price to installation and training and that those amounts are deferred until the services are provided. Please revise future filings to explain how you apply FASB ASC 605-25 in allocating revenue to multiple elements.”

Response to Comment #8:

We allocate revenue to multiple elements pursuant to the guidance in ASC 605-25 and we assess the materiality of such revenue using the guidance in Section M.  The revenue earned from installation and training services is not material to our business as it represented less than 0.1% of consolidated revenue for fiscal 2009.  The deferral of such revenue is generally no longer than one month after the delivery of equipment to a customer.  In future filings, we will expand our disclosure regarding multiple deliverables if the portion of revenue related to such services becomes material to our business.

Note 4. Fair Value of Financial Instruments, page 54

SEC Comment #9:

“Please tell us where you have provided a reconciliation of the beginning and ending balances of level 3 investments, as required by FASB ASC 820-10-50-2(c).”

Response to Comment #9:

As discussed in Note 4 of our Annual Report on Form 10-K for the fiscal year ended September 30, 2009, our investment in auction rate securities (ARS) represents the only level 3 fair value measurement on our balance sheet.  The only change to our ARS balance during fiscal 2009 was the successful sale of $50k of one of our ARS, which is discussed in the last paragraph of Note 4.  We believe the disclosure provided in Note 4 satisfied the disclosure requirements of ASC 820-10-50-2(c).  However, to provide additional transparency to activity involving our level 3 investments, in future filings, we will provide a reconciliation of activity in a tabular format, beginning with our upcoming Annual Report on Form 10-K for the fiscal year ending September 30, 2010.

Note 17. Commitments and Contingencies, page 68

Product Warranties, page 69

SEC Comment #10:

“We see the significance of warranty settlements in 2009 and the related decrease in the warranty liability. In future filings, where material, please describe the facts and circumstances leading to significant settlements or changes in the accrual.”

Response to Comment #10:

Our disclosures regarding our product warranties are based on the guidance in ASC 460-10-50 and the materiality of our disclosures is based on the guidance in Section M.  The warranty settlements in fiscal 2009 represented approximately 0.5% of consolidated revenue and were deemed to be immaterial.  In future filings, where material, we will provide additional disclosure regarding significant settlements or changes in our warranty reserve.

Note 19. Financial Information by Industry Segment and Geographic Area, page 72

SEC Comment #11:

“Please tell us what consideration you gave to disclosing revenue by product line pursuant to FASB ASC 280-10-50-40. We see that you discuss revenues by product in your earnings conference calls.”

Response to Comment #11:

As noted in Note 19, and pursuant to the guidance in ASC 280-10-50-40, we operate predominately in one industry segment, the development, manufacture and sale of chemical mechanical planarization (CMP) consumable products.  In future filings, to more fully reflect the information provided in our quarterly earnings conference calls, we intend to include a table in our footnotes showing revenue by product line beginning with our upcoming Annual Report on Form 10-K for the fiscal year ending September 30, 2010.

Item 9A. Controls and Procedures, page 76

Evaluation of Disclosure Controls and Procedures, page 76

SEC Comment #12:

“We refer to the disclosure of the conclusion regarding the effectiveness of disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures when disclosing management's conclusion, if you do so, in future filings, please revise so that the language following the word "effective" is substantially similar to the full two sentence definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e). Alternatively, please delete the language after the word "effective."”

Response to Comment #12:

In future filings, beginning with our upcoming Annual Report on Form 10-K for the fiscal year ending September 30, 2010, we will revise the first paragraph of our evaluation of disclosure controls and procedures to conform to the definition of disclosure controls and procedures set forth in Exchange Act Rule 13a-15(e).

Management’s Report on Internal Control over Financial Reporting, page 76

SEC Comment #13:

“We see that control elements of Epoch that were not subject to your corporate level controls were excluded from management's assessment of the effectiveness of internal control over financial reporting. Please tell us why it was not possible to conduct an assessment of the acquired business' internal control over financial reporting in the period between the consummation date and the date of management's assessment. In this regard, we see that the acquisition occurred seven months before September 30, 2009. Refer to Question 3 of the Frequently Asked Questions (revised September 24, 2007) on Management's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Response to Comment #13:

Our internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act, was evaluated based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  As noted in Question 3 of the Frequently Asked Questions (revised September 24, 2007) on Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the omission of an assessment of an acquired business’s internal control over financial reporting may not extend beyond one year from the date of acquisition, nor may such assessment be omitted from more than one annual management report over financial reporting.  We excluded certain elements from our assessment of the internal controls over financial reporting at Epoch as we were consistent with the timeframe of the prescribed guidelines stated above and we positively concluded that:

•
There were no material changes in our internal control over financial reporting that occurred subsequent to the acquisition of Epoch that affected management’s assessment as we applied existing corporate-level controls that covered the majority of the Epoch business (please refer to our response to comment #14 shown below).

•	Management’s assessment included controls that covered 97% of consolidated net assets and 96% of consolidated net sales, respectively, as of and for the fiscal year ended September 30, 2009; and
•	The elements excluded from management’s assessment were not material to our internal control over financial reporting taken as a whole.

Based upon these conclusions, and the focus of our resources on key integration activities to achieve targeted operating efficiencies, we did not complete management’s assessment of Epoch’s internal control over financial reporting prior to September 30, 2009.  However, we did complete the assessment within one year of the date of acquisition as prescribed in Question 3 and we will include that assessment in our upcoming Annual Report on Form 10-K for the fiscal year ending September 30, 2010.

Changes in Internal Control over Financial Reporting, page 77

SEC Comment #14:

“As a related matter, please tell us how you considered Questions 3 and 7 of the Frequently Asked Questions (revised September 24, 2007) on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports which indicates that notwithstanding management's exclusion of an acquired business from the annual assessment, you should also disclose any material change to internal control over financial reporting due to the acquisition pursuant to Exchange Act Rule 13a-15(d) or 15d-15(d).”

Response to Comment #14:

Pursuant to Exchange Act Rule 13a-15(d) and Questions 3 and 7 of the Frequently Asked Questions (revised September 24, 2007) on Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, we are required to disclose any material change to our internal controls over financial reporting.  As stated above in our response to comment #13, there were no material changes to our internal control over financial reporting due to our acquisition of Epoch because we were able to apply existing corporate-level controls to our newly acquired subsidiary.  The application of existing corporate-level controls enabled management to make an assessment on controls that covered 97% and 96% of consolidated total assets and consolidated net sales, respectively, as of and for the fiscal year ended September 30, 2009.

Item 11. Executive Compensation, page 78

SEC Comment #15:

“We note from your discussion under "Annual Cash Bonuses" on page 22 of the proxy statement that you have incorporated by reference into your Form I0-K that you have not disclosed the specific targets established as your Fiscal Year 2009 Company Performance and Annual Incentive Program Performance Goals used to determine whether your named executive officers earned their respective annual cash bonuses. Please tell us what these targets were and represent that you will provide such disclosure in your future filings, as applicable. While we note your disclosure in the first full paragraph on page 23, to the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on (our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm). In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.”

Response to Comment #15:

Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”) provides that registrants are not required to disclose target levels for specific quantitative performance-related factors, the disclosure of which would result in competitive harm to the registrant. The standard for determining whether disclosure would cause competitive harm for the registrant is the same standard that applies when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure under Exemption 4 of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.

Exemption 4 of FOIA exempts from the class of material that public agencies must disclose “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.” The standards for determining what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm, have largely been addressed in case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (“Morton”); National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh’g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff’d en banc, 975 F.2d 871 (D.C. Cir. 1992).

Under the case law criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” See e.g., Morton. Another test of whether information is confidential is whether the information is of the type that would not customarily be released to the public by the person from whom it was obtained. Sterling Drug, Inc. v. Federal Trade Commission, 450 F.2d 698, 709 (D.C. Cir. 1971). Over the years, courts have frequently characterized information relating to business, commerce or trade as confidential.

Our Company believes that it has met these criteria and that pursuant to Instruction 4 and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations (“Interpretive Guidance”), we are not required to disclose the specific targets established as our Fiscal Year 2009 Company Performance and Annual Incentive Program Performance Goals for the reasons set forth below.  We believe that publicly disclosing these specific targets, even if disclosed after the completion of the relevant performance period, would cause us substantial competitive harm.  Performance targets for the Fiscal Year 2009 Annual Incentive Program were established for each of the following performance Measures: (i) Earnings Per Share  (“EPS”); (ii) Earnings Before Interest and Taxes (as a percentage of revenue)(“EBIT”); (iii) Gross Margin (as a percentage of revenue); (iv) Revenue; and (v) Net Cash from Operations Less Capital Additions (“Free Cash Flow”)(collectively, the “Performance Targets”). The reasons that we believe that disclosure of the Performance Targets, even on a historical basis, would cause significant competitive harm to our Company are:

We are the leader in the highly specialized field of chemical mechanical planarization (CMP) slurries supplied to the semiconductor industry for use in manufacturing integrated circuit (IC) devices, also known as semiconductor chips, and other electronic devices. These slurries are proprietary compositions of liquids that generally contain abrasives and chemicals and which facilitate and enhance the polishing process.  These slurries are uniquely engineered by the Company for the individual needs of customers in the high technology industry, such as semiconductor and storage device manufacturers.  When first introduced, the CMP process enabled IC device manufacturers to produce small, faster and cheaper devices, and so the technology gained rapid adoption.  Our Company was a pioneer in the early stages of the industry; in SEC filings in 2000 when we became publicly-traded, the Company disclosed its belief that sales of our products represented approximately 80 percent of the global CMP slurry market.

In our first five years as a publicly-traded company, we achieved compound annual revenue growth of approximately 14 percent, an average gross profit margin in excess of 50 percent of revenue, and an average net income margin in excess of 16 percent of revenue.  During this time, revenue from CMP slurries represented essentially all of the Company’s revenue.  Our public disclosures through our SEC filings provided significant visibility into the financial details of our Company’s CMP slurry business, including its relatively high revenue growth and profitability.  This invited competition from other companies, including large, “Fortune 50” specialty chemical companies, that were attracted by the significantly higher revenue growth and profitability opportunity in CMP slurries as demonstrated by our success than may have been generally available to these companies in other businesses.

Over time, we believe we have maintained sales leadership in the field of CMP slurries.  For reference, year-to-date through three quarters of fiscal 2010, the Company has reported revenue in CMP slurries of approximately $264 million, which represents the overwhelming majority of the Company’s total revenue. Annualizing this revenue, and comparing it to the Company’s current estimate of the size of the global market for CMP slurries of roughly $800 to 850 million, would indicate that the Company’s revenues represent approximately 40 percent of the global CMP slurry market in 2010.

We believe that our three largest competitors combined have annual CMP slurry revenue of around $200 million, roughly 60 percent the size of our revenue, and that the largest of our competitors has annual CMP slurry revenue of around $80 million, roughly one-fourth of the size of our revenue.  However, our Company can only estimate our competitors’ revenue based on our general understanding of the CMP slurry industry, since our competitors are not subject to the same public disclosure requirements for information related to their respective slurry businesses.

Our competitors are generally small divisions of much larger corporations, or private joint ventures, and/or foreign companies, and as such, generally do not disclose any information about their CMP slurry businesses.  Conversely, we provide significant financial and operational information through our SEC disclosures, and the information disclosed largely relates directly to our CMP slurry business.  As such, our competitors can develop a much greater understanding of our slurry business, including our revenue growth, cost structure, capital investment activity, and financial performance, than our Company can of our competitors.

As stated on page 23 of our 2010 Proxy Statement, this imbalance of financial disclosure puts us at a competitive disadvantage to our competitors, from both the perspectives of strategic planning and negotiations with counterparties, such as customers and suppliers.  We already have experienced situations in which competitors have specifically taken our disclosed financial information and used that information with customers to attempt to take business away from us, and to develop their competitive strategies based on the financial information that we disclose, particularly revenue and gross margin as a percentage of revenue.  Through information that has become available to us through our customers, suppliers and other entities operating in the semiconductor industry, as well as through information produced in certain administrative and judicial proceedings, we have seen and continue to see that our competitors aggressively follow and seek the competitive details of our business.  Our competitors use such information to their competitive advantage in negotiations with customers and potential customers while we do not have access to comparable information on our competitors.  Similarly, our customers and suppliers use disclosed financial information to improve their positions relative to us in contract negotiations, leaving us at a competitive disadvantage because there is not similar information available about our competitors.  In addition, the fact that five of seven meaningful competitors are foreign companies not subject to United States laws engenders additional concern regarding the risk of competitive harm to our business from the disclosure of valuable financial information about our Company.

If we were required to disclose our specific performance targets for these and other key financial and operational measures, which embody our underlying business strategies, we would suffer additional competitive harm in that our competitors, customers and suppliers would then know our strategic targets for a particular year.  From this, extrapolations could be made to future years, especially when combining targets for years in succession.  In addition, although we of course disclose our financial results at the close of a fiscal year in our relevant SEC filings, we do not and have not disclosed our performance targets.  Our performance targets for a given year, which express the strategies we have set, may differ from these actual year-end financial results.  For example, the volatility of different economic situations, such as the drastic one experienced globally in fiscal year 2009, could easily result in our setting but not meeting specific performance targets, or conversely, exceeding specific targets.  By examining differences between performance targets and actual reported results, competitors, customers and suppliers could gain additional insights into our business.  The disclosure of performance targets for a given year would provide competitors, customers and suppliers with valuable strategic information about our business that they would not otherwise be able to obtain, and the ability to use such information against us, whether as competitors to take business away from us, or as customers or suppliers as contractual counterparties to improve their positions in negotiations with us.

Addressing the specific Performance Targets illustrates these points.  Performance Targets for Revenue and Gross Margin are especially valuable to our competitors because this information would allow them to understand their competitive cost and pricing position versus ours, and better understand areas where we might be vulnerable from a competitive standpoint, such as pricing pressure and in the area of profitability. To provide a more specific example: One of the most fundamental choices around competitive strategy that we, like other companies, make is whether to try to grow our share of industry demand, or maintain our share and increase our profitability.  A company tends to focus on one or the other, but not both.  An observant competitor could infer our strategy with respect to share of industry demand or profitability by observing our Performance Targets (Revenue, Gross Margin, EBIT and EPS), which represent our expectations, and examining upward or downward trends for particular targets.

Even more specifically, demand for our products (as embodied in our Revenue measure) is based primarily on wafer starts.  Each year industry analysts develop forecasts for wafer start growth.  If we reported our revenue growth targets, our competitors could compare our expectations for revenue growth to the wafer start growth forecasts of these industry analysts, and infer whether our strategy was to grow our share of industry demand or maintain it.  This could provide insight to enable them to develop competitive strategies based on this information that we would not be able to match because we would not have equivalent information on our competitors.  Further, they could observe our profitability goals (Gross Margin, EBIT and EPS).  If they saw increasing profitability goals, they could infer that our strategy was to continue to focus on growing profitability, rather than share of industry demand.  They might conclude that we would be vulnerable to their attempts to increase their share of industry demand by lowering prices; observing our increasing profitability goals, they might accurately assess that we would be unwilling to match their lower prices.  The same arguments apply to our Free Cash Flow measure, which is closely linked to the profitability measures.

Similarly, a customer who noted our Company outperforming profitability targets that we have disclosed could be emboldened to apply greater pressure on us to lower our prices, perceiving a potential acceptance by us of a lower level of profitability in the future based on our achieving a higher than target level of profitability in the past.  Conversely, a key supplier viewing this same information could pressure us to accept price increases from them, predicting that our business strategy can “afford” a price increase if we have exceeded our profitability targets.  Our Company already has experience with customers and suppliers exerting pressure on us to respectively lower and raise prices based on disclosed financial results of revenue, gross margin, and other profitability measures such as earnings per share and earnings before taxes, and we believe we would suffer further pressure and competitive harm if required to now disclose our Performance Targets, which are the embodiment of our strategic approach to these material aspects of our business.  This adverse impact on our negotiations and relationships with counterparties would be compounded by our not having any equivalent information about our competitors or potential competitors.

We acknowledge and agree that if specific targets or performance objectives are omitted, we are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, as further clarified by the Interpretive Guidance, which would include discussing how difficult or likely it will be to achieve the target levels or other factors in sufficient detail (but without disclosing information that poses a reasonable risk of competitive harm).  We will provide such disclosure in our upcoming 2011 Proxy Statement, which we intend to incorporate by reference into our upcoming Annual Report on Form 10-K for the fiscal year ending September 30, 2010.

The Company acknowledges that:

1.  the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter provides an adequate response to your comments.  Please do not hesitate to call me at (630) 375-5591 if we can provide any further information.

Sincerely,

/s/ William S. Johnson
William S. Johnson
Chief Financial Officer